Mail Stop 3561

October 1, 2008

Jordan Starkman
President
Pay By The Day Holdings, Inc.
193 Jardin Drive
2nd Floor West
Concord, ON L4K 1X5

> **Re: Pay By The Day Holdings, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed September 25, 2008**
> **File No. 333-149552**

Dear Mr. Starkman:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>Consolidated Statement of Operations and Comprehensive Loss, page 29</u>

1. Please revise your statement of operations for the interim nine months ended May 31 and present earnings per share.

*****

As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information.

You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 with any questions regarding the comments on financial statements and related matters. Please contact Blair Petrillo,

Attorney-Advisor, at (202) 551-3550, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Gregg Jaclin
        Anslow & Jaclin, LLP